SEC[barcode] ISSION

10025975

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLF HOST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US HIGHWAY 19 NORTH
(No. and Street)

PALM HARBOR (City) FL (State) 34684 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA J. NOBILE 727-942-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

N/A
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra J. Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLF HOST SECURITIES, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Debra J. Nobile
Signature

President and CCO
Title

Donna A. Lindner
Notary Public

DONNA A. LINDNER
Commission # DD 841233
Expires February 19, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Salamander Innisbrook Securities
Balance Sheet
December 31, 2009

01/20/10
07:26 PM

	12/31/09
Assets	
Cash Account	$105,556
Accounts Receivable	3,325
Inventory	82
Prepaid Expenses	11,748
InterCompany	(15,570)
Deposits	0
Property Plant & Equipment	1,366
Deferred Expenses	0
Total Assets	106,507
Liabilities	
Accounts Payable	0
Accrued Liabilities	8,737
Other Current Liabilities	0
Notes Payable - Short term	0
Notes Payable - Long Term	0
Total Liabilities	8,737
Owner's Equity	
Owner's Contributions	20,437
Owner's Withdrawals	0
Retained Earnings	78,629
Retained Earnings Current Year	(1,296)
Total Owner's Equity	97,770
Total Liabilities and Owner's Equity	106,507

Salamander Innisbrook Securities
Profit & Loss Statement
For the Twelve Months Ending December 31, 2009

01/21/10
11:55 AM

Current Month							Description	Year-To-Date						
Actual	%	Budget	%	Variance	Last Yr	%		Actual	%	Budget	%	Variance	Last Yr	%
							Revenue							
$22,625	0.0%	$0	0.0%	$22,625	$20,100	0.0%	Commissions Other	$317,012	0.0%	$0	0.0%	$317,012	$383,189	0.0%
22,625	0.0%	0	0.0%	22,625	20,100	0.0%	Total Income	317,012	0.0%	0	0.0%	317,012	383,189	0.0%
							Payroll & Related Expenses							
10,754	0.0%	0	0.0%	10,754	11,211	0.0%	Salaries and Wages	137,482	0.0%	0	0.0%	137,482	146,440	0.0%
4,554	0.0%	0	0.0%	4,554	(4,776)	0.0%	Incentive	51,057	0.0%	0	0.0%	51,057	67,367	0.0%
2,879	0.0%	0	0.0%	2,879	3,195	0.0%	Payroll Taxes & Emp Benefits	53,218	0.0%	0	0.0%	53,218	62,218	0.0%
18,187	0.0%	0	0.0%	18,187	9,630	0.0%	Total Payroll & Related Expenses	241,757	0.0%	0	0.0%	241,757	276,025	0.0%
							Expenses							
0	0.0%	0	0.0%	0	0	0.0%	Advertising - Display/Directory	0	0.0%	0	0.0%	0	270	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Advertising - Newspapers	298	0.0%	0	0.0%	298	819	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Conferences & Seminars	0	0.0%	0	0.0%	0	655	0.0%
0	0.0%	0	0.0%	0	111	0.0%	Brochures & Collateral	765	0.0%	0	0.0%	765	2,654	0.0%
83	0.0%	0	0.0%	83	0	0.0%	Dues & Subscriptions	317	0.0%	0	0.0%	317	1,487	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Equipment Rental	1,194	0.0%	0	0.0%	1,194	6,867	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Escrow Fees	100	0.0%	0	0.0%	100	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Legal Fees	2,787	0.0%	0	0.0%	2,787	2,233	0.0%
111	0.0%	0	0.0%	111	177	0.0%	Licenses & Permits	2,585	0.0%	0	0.0%	2,585	2,159	0.0%
32	0.0%	0	0.0%	32	0	0.0%	Miscellaneous	2,818	0.0%	0	0.0%	2,818	2,444	0.0%
455	0.0%	0	0.0%	455	323	0.0%	Office Supplies	3,680	0.0%	0	0.0%	3,680	4,755	0.0%
85	0.0%	0	0.0%	85	381	0.0%	Postage & Courier	5,826	0.0%	0	0.0%	5,826	6,076	0.0%
124	0.0%	0	0.0%	124	319	0.0%	Printing & Stationery	3,713	0.0%	0	0.0%	3,713	6,488	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Professional Fees	0	0.0%	0	0.0%	0	525	0.0%
440	0.0%	0	0.0%	440	365	0.0%	Public Relations	3,129	0.0%	0	0.0%	3,129	3,418	0.0%
237	0.0%	0	0.0%	237	247	0.0%	Telephone	3,011	0.0%	0	0.0%	3,011	3,303	0.0%
36	0.0%	0	0.0%	36	0	0.0%	Travel - Meals & Entertainment	387	0.0%	0	0.0%	387	268	0.0%
24	0.0%	0	0.0%	24	0	0.0%	Travel Expense	104	0.0%	0	0.0%	104	247	0.0%
1,627	0.0%	0	0.0%	1,627	1,923	0.0%	Total Expenses	30,714	0.0%	0	0.0%	30,714	44,668	0.0%
							Fixed Expenses							
2,583	0.0%	0	0.0%	2,583	2,583	0.0%	Rent	30,620	0.0%	0	0.0%	30,620	31,000	0.0%
1,159	0.0%	0	0.0%	1,159	1,231	0.0%	Insurance - Liability	14,876	0.0%	0	0.0%	14,876	16,064	0.0%
342	0.0%	0	0.0%	342	0	0.0%	Depreciation	342	0.0%	0	0.0%	342	0	0.0%
4,084	0.0%	0	0.0%	4,084	3,814	0.0%	Total Fixed Expenses	45,838	0.0%	0	0.0%	45,838	47,064	0.0%
(1,273)	0.0%	0	0.0%	(1,273)	4,733	0.0%	Net profit	(1,297)	0.0%	0	0.0%	(1,297)	15,432	0.0%